APPLETON FUNDS	APPLETON FUNDS

MILK STREET, EIGHTH FLOOR
BOSTON, MASSACHUSETTS 02109
TEL. (617) 338-0700

July 9, 2012

VIA EDGAR TRANSMISSION

Mr. Chad Eskildsen

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	The Appleton Funds (“Registrant”)
File No. 333-49374 and 811-10201

Dear Mr. Eskildsen,

This will confirm our conversations on Thursday, June 28, 2012, and Friday, July 6, 2012, regarding the Amendment to the Form N-CSR Certified Annual Shareholder Report which originally filed with the SEC on March 8, 2012 (SEC Accession No. 0001144204-12-013670) (the “Amendment”) pursuant to Rule 30e-1 of the Investment Company Act of 1940, as amended.

The Amendment was filed on July 3, 2012, for the purpose of updating the Registrant’s Form N-CSR to comply with Item 27(b)(7)(ii)(B) of Form N-1A. Due to errors that occurred during the EDGAR conversion and filing process, the N-CSR that filed on March 8, 2012, failed to contain the average annual total returns table calculated in accordance with Item 26(b)(1) of Form N-1A. The Amendment filed on July 3, 2012, corrected this omission.

As discussed, the Registrant’s website has been updated to accurately reflect the filing of the Amendment pursuant to the requirement under Rule 498(e)(1) of the Securities Act of 1933.

Questions and comments may be directed to the undersigned at (617) 366-0347.

Very truly yours,

/s/ Benjamin T. Doherty, Esq.

Benjamin T. Doherty, Esq.